July 31, 2007
United States Securities and Exchange Commission
Washington, DC 20549-7010
Attn: Rufus Decker, Accounting Branch Chief

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2006 Form 10-Q Fiscal Quarter Ended March 31, 2007 File No. 1-11376
Dear Mr. Decker:
In response to the SEC’s letter dated July 17, 2007, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Forms 10-K for the year ended December 31, 2006 and 10-Q for the quarter ended March 31, 2007. Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the July 17, 2007 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
John J. Marcello
President and CEO

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2006 Form 10-Q Fiscal Quarter Ended March 31, 2007 File No. 1-11376
1. SEC Comment — General
Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Allied
We will include all additional disclosures and revisions in our future filings. Our additional disclosures and revisions will be set forth under the caption “Revised Disclosure in Future Filings.” New language proposed to address the Staff’s comments will be underlined or shown in RED to highlight the relevant language. Any related explanations or comments will be set forth under the caption “Allied.”
2. SEC Comment — Note B — Liquidity and Capital Recourses, page F-20
 Debt Covenant Requires Effective Registration by March 29, 2007, page F-22.
Please disclose how you accounted for the registration rights related to your convertible debt facility. Please tell us what considerations you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also disclose any additional penalties resulting from delays after March 29, 2007.
Allied
In March 2006, the Company closed a private placement transaction in which it issued senior subordinated convertible promissory notes (the “Notes”) in the principal amount of $30,000,000 and related warrants to purchase common stock of the Company.
Upon issuance, the Company analyzed the Notes under FAS 133. The Company identified several embedded derivative features that had to be bifurcated and accounted for separately. These included but are not limited to (1) the Holders’ right to redeem upon an occurrence of an event of default (2) a make—whole provision upon redemption and (3) the Holders’ right to redeem upon a change in control.
The Company concluded that the Registration Rights Agreement, in itself, did not meet the definition of a derivative. The Registration Rights Agreement provides for additional interest and penalties in the event the Company fails to have the registration statement effective within the required time frame. The Company considers this to be equivalent to liquidated damages as discussed in EITF 05-4, and does not believe it meets the definition of a derivative.
In the first quarter of 2006, the Company adopted FAS 155, Accounting for Certain Hybrid Instruments. As discussed above, the Notes qualify as a hybrid instrument. The Company made an irrevocable election to initially and subsequently measure the Notes in their entirety at fair value. After having identified several bifurcatable embedded derivative features within the Notes and adopting FAS 155, the Company concluded that there was no further need to consider EITF 00-19 relative to the conversion feature or any other embedded derivates.
In accordance with its accounting policy, the Company accrues interest penalties when incurred. For its December 31, 2006 Form 10-K filing, the Company believed that it would be able to get its registration statement declared effective by March 29, 2007 and, therefore, did not accrue any default provisions or registration delay penalties.

At January 1, 2007, the Company adopted FSP 00-19-2. In accordance with FSP 00-19-2, the Company accrues for interest penalties under FAS 5 when estimable and probable. For its March 31, 2007 Form 10-Q filing, the Company did not meet its March 29th filing deadline and was required to accrue $300,000 of interest penalties under FAS 5 and, in addition, incorporated the redemption premium into its valuation calculation of the Notes.
The maximum cash penalties under the Registration Rights Agreement for the failure to timely file the registration statement include the right to demand redemption of the $30,000,000 principal amount plus a redemption premium of $7,500,000 and all unpaid interest. In addition, the interest rate would increase from 7.5% to 12.5% for the duration of the term of the agreements and the Company would be subject to interest penalties of $300,000 per month until the registration statement was declared effective.
Revised Disclosure in Future Filings
On June 19, 2007, the Company entered into an Amended and Restated Securities Purchase Agreement (the “Amendment Agreement”) to refinance the terms of the original transaction and to provide an additional funding of $15 million. As of the date of this response letter, the Company is still drafting its Form 10-Q for the period ended June 30, 2007 and has not yet finalized its disclosure regarding the Amendment Agreement. Once finalized, the disclosures will include how the Company accounted for the Registration Rights Agreement related to the original, amended and new debt facilities and the maximum cash penalty under the Registration Rights Agreement. In addition, the Company will disclose that after March 29, 2007, the Company incurred an additional $300,000 of interest penalties and $904,110 of interest expense of which $361,644 related to the increase in interest rates to the default rate.
3. SEC Comment — Note M — Long-Term Debt, page F-29
 Loan for Global Microwave Systems Acquisition, page F-31
You indicate that on October 11, 2006, the loan was amended to defer the first installment and to increase the interest rate during the deferral period to 9% per year. Please tell us how you accounted for the modification of the terms of this loan. Please tell us what consideration you gave to EITF 96-19 in your analysis of the accounting for this modification.
Allied
In accounting for the modification of the terms of the Loan for the Global Microwave Systems Acquisition, the Company considered the provision of EITF 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments. Pursuant to the provisions of EITF 96-19, the Company calculated the present value of the cash flows of the new debt instrument and concluded that this modification did not meet the conditions necessary to be deemed substantially different as the present value of the cash flows under the terms of the new debt instrument was less than 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. No embedded conversion options are present in either the original agreement or the modified agreement. As the original loan and the modified loan were not deemed substantially different, the Company did not recognize a gain or loss on this modification. Existing unamortized discount was adjusted to reflect the modified terms of the loan and it is being amortized over the remaining term of the modified loan. A new effective interest rate was determined based on the carrying amount of the original agreement and the revised cash flows. No fees were paid by the Company associated with the modification to either the creditor or to a third party.
4. SEC Comment — Note R — Derivative Financial Instruments, page F-34
You indicate that your accounting for foreign currency exchange contracts at MECAR did not comply with the guidelines of FAS 133. Please tell us how you are accounting for these foreign currency exchange contracts. Please also cite the accounting literature used to support your conclusions.

Allied
The Company’s disclosure in Note R of how it accounts for its foreign currency exchange contracts at MECAR was incomplete. The Company accounted for its foreign currency exchange contracts according to the guidelines of FAS 133 but did not comply for hedge accounting, as MECAR did not have an appropriate system of documenting and monitoring those contracts due to a lack of resources dedicated to these tasks. Furthermore, at December 31, 2006 and for the first six months of 2007, as a result of a downturn in MECAR’s U.S. dollar based business, there were no foreign currency contracts in place. Please refer to our revised disclosure below which will be included in our future filings.
Revised Disclosure in Future Filings
Derivatives not designated as hedges
The Company uses foreign currency futures contracts to minimize the foreign currency exposures that arise from sales contracts with certain foreign customers and certain purchase commitments. Under the terms of these sales contracts, the selling price and certain costs are payable in U.S. dollars rather than the Euro, which is MECAR’s functional currency. As discussed in Note A, the Company’s accounting for foreign currency exchange contracts at MECAR did not comply with the guidelines of FAS 133 for hedge accounting. As such, changes in the fair value from derivative contracts are adjusted through earnings and amounted to $404, ($7,785) and $3,698 for the years ended December 31, 2006, 2005, and 2004, respectively.
5. SEC Comment — Note T — Other — Net, page F38
We note that you included your gains/losses on sales of fixed assets in other income (expense). In future filings please classify these gains in operating income as required by 45 of SFAS 144.
Allied
The Company will, in all future filings, classify gains/losses on sales of fixed assets in operating income/loss.
Form 10-Q for the Period Ended March 31, 2007
6. SEC Comment — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
 General
On page 11, you disclose that your reserve for obsolescence increased from $1.6 million to $2.3 million. Please disclose and discuss the reasons for the increase in reserve for obsolescence from December 31, 2006 to March 31, 2007. Please disclose any trends or uncertainties that exist as a result of this development.
Allied
The total reserve for inventory obsolescence increased to $2.3 million or 8.5% of gross inventory at March 31, 2007 from $1.6 million or 6.1% of gross inventory at December 31, 2006. This increase is mainly due to an increase of required inventory reserves at the Company’s wholly owned Belgian subsidiary, MECAR S.A. (MECAR). MECAR establishes inventory obsolescence reserves based on an aging of its inventory adjusted for the inventory requirements of active contracts that are in-house or reasonably expected to be received in the near future. As MECAR analyzed its inventory levels at March 31, 2007 based on the period of time certain inventory had been on hand at MECAR and the lack of certainty regarding a significant contract from MECAR’s largest customer, management determined that it would be appropriate and prudent to adjust the reserves to a higher level at March 31, 2007. MECAR’s management had prepared internal operating plans and budgets that had called for the significant contract to be received in the first quarter of 2007. As this contract was not received in the first quarter and as the Company faced serious risks to its financial stability, management’s comfort level regarding inventory levels and the contract were relatively low. At that time, MECAR’s management determined that an increase in the inventory reserve was required.

Subsequently, on July 11, 2007, the Company received the contract from its largest customer. The details of that contract along with the current inventory levels and aging were evaluated in MECAR’s June 30, 2007 reserve analysis. MECAR’s management determined that some of the inventory it had initially purchased in anticipation of signing its contract with its significant customer did not match the details of the orders received in July 2007, and inventory levels continue to be excessive and require reserves for obsolescence.
Revised Disclosure in Future Filings
Significant increases and decreases in our inventory obsolescence reserve will be specifically addressed in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of future filings.
7. SEC Comment — Form 8-K filed on June 20, 2007
Please ensure that your interim financial address how you account for the amended and restated security purchase agreement. Ensure you address the accounting for all warrants or options issued in conjunction with these agreements. Your disclosures should also address how you accounted for the amended notes as well as the new notes. Please cite the accounting literature used to support your conclusions.
Allied
The Company will address, in its quarterly filing for the period ended June 30, 2007, how we accounted for the Amended and Restated Security Purchase Agreement. No additional warrants were issued in conjunction with the agreements, but the number and exercise price of the warrants issued with the original agreement were changed to reflect the anti-dilution provisions of the prior warrant agreement. The Company will also disclose this change in the warrants in its future filings. The Company’s disclosures related to these transactions will address how we accounted for the amended notes as well as the new notes and will cite the following accounting literature: FAS 133, FAS 15, FAS 155, and EITF 00-19.

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